Exhibit 99.1

2017 Earnings Distribution Proposal

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company) informs the 2017 earnings distribution proposal, approved by the Board of Directors, which will be submitted for the consideration of the Shareholders Meeting (Asamblea de Accionistas) that will take place on March 23:

PROFIT DISTRIBUTION PROPOSAL
YEAR 2017 (colombian pesos)

Net Profit after provision for income tax	6,620,411,850,505
+ Release of reserves from previous years	751,718,653,488
New explorations reserve	239,086,199,322
Excess of fiscal depreciation reserve (Art. 130 ET)	509,081,603,363
Regulatory Decree 2336/95 current year reserve	3,550,850,803

- Legal reserves of the current year	1,171,122,788,414
Legal Reserve (10%)	662,041,185,051
Excess of fiscal depreciation reserve (Art. 130 ET)	509,081,603,363

Available to the Shareholders	6,201,007,715,580
It is proposed to distribute as follow:

Ordinary dividend non taxable (55% Net Profit)	3,659,385,827,427
Strategic growth reserve (non taxable)	1,143,610,022,344
New explorations reserve (taxed)	1,398,011,865,809
Total	6,201,007,715,580
Ordinary dividend payable per share	$ 89.0

As a result of the financial strength achieved by the company, the Board of Directors approved as a dividend policy to distribute between 40% and 60% of the adjusted net income, for this purpose the Board of Directors will evaluate the macroeconomic environment, the cash projection for compliance of the strategy and growth plans, always maintaining an appropriate financial flexibility that is in line with the investment grade rating.

It is proposed to distribute $ 89 pesos / share, the proposed payment dates will be April 19, 2018 (100% to minority shareholders / 50% to the majority shareholder) and September 17 of 2018 (50% majority shareholder).

Bogota, February 27, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co